Exhibit 99.1

Supplement No. 3 dated January 14, 2014 to the

Information Statement dated December 2, 2013

Woori Finance Holdings Co., Ltd.

This supplement no. 3 (this “Supplement No. 3”) supplements the Information Statement dated December 2, 2013, as previously supplemented by supplement no. 1 thereto dated December 19, 2013 and supplement no. 2 thereto dated January 7, 2014 (the “Original Information Statement” and, together with this Supplement No. 3, the “Information Statement”), prepared in connection with to the proposed establishment of two new companies to be named KJB Financial Group Co., Ltd. (“KJB Financial Group”) and KNB Financial Group Co., Ltd. (“KNB Financial Group” and, together with KJB Financial Group, the “New Holdcos”) through a spin-off (the “Spin-off”) of the businesses of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) related to holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank. This Supplement No. 3 should be read in conjunction with the Original Information Statement.

The Original Information Statement, which was furnished to the Securities and Exchange Commission through current reports on Form 6-K, can be downloaded from Woori Finance Holdings’ website at www.woorifg.com, as well as from the website of the Securities and Exchange Commission at www.sec.gov.

The purpose of this Supplement No. 3 is to update the Original Information Statement to reflect amendments made by Woori Finance Holdings to its securities registration statement dated November 6, 2013, filed with the Financial Services Commission of Korea in connection with the Spin-off (the “Korean Registration Statement”).

This Supplement No. 3 will be furnished to the Securities and Exchange Commission through a current report on Form 6-K, which may be downloaded from Woori Finance Holdings’ website at www.woorifg.com, as well as from the website of the Securities and Exchange Commission at www.sec.gov.

In case of inconsistencies between this Supplement No. 3 and the Original Information Statement (including the documents incorporated by reference therein), the statements made in this Supplement No. 3 shall prevail. Capitalized terms used in this Supplement No. 3 without definition have the meanings given to them in the Original Information Statement.

IMPORTANT NOTICE

In case of any inconsistencies between (i) the statements in this Supplement No. 3 and (ii) any statements contained in the Original Information Statement or any documents incorporated by reference into the Original Information Statement, the statements contained in this Supplement No. 3 shall prevail. Full information on the Spin-off is only available on the basis of the combination of the Original Information Statement and this Supplement No. 3. This Supplement No. 3 shall only be distributed in connection with the Original Information Statement.

SUPPLEMENTAL INFORMATION

1.	Additional Risk Factors

On January 10, 2014, the chief executive officer of Kyongnam Bank, Mr. Young Been Park, announced his intent to resign from Kyongnam Bank. As of the same date, the board of directors of Kyongnam Bank accepted Mr. Park’s resignation and appointed Mr. Hwa Yung Jung, an executive vice president of Woori Finance Holdings, as the acting chief executive officer of Kyongnam Bank. While Kyongnam Bank is currently considering forming a chief executive officer recommendation committee in order to identify potential candidates for a new chief executive officer, no decision regarding such a committee has been made as of the date of this Supplement No. 3. In addition, while no changes to the list of initial directors of either New Holdco set forth in the Original Information Statement have yet been made, such list remains subject to future changes, if any, through an amendment of the Spin-off Plan.

In connection with such development and pursuant to the recommendation of the Financial Supervisory Services of Korea, Woori Finance Holdings filed an amendment to the Korean Registration Statement on January 13, 2014, to include certain additional risk factors relating to the Spin-off. Accordingly, the section entitled “Risk Factors” in the Original Information Statement is amended in the following manner.

a.	The following risk factors are added to the section entitled “Risk Factors — Risks relating to the Spin-off — Risks relating to the New Holdcos”:

The New Holdcos and the Banks may be subject to unexpected future lawsuits or regulatory measures, including in connection with the Spin-off.

As financial institutions, the Banks regularly interact, and the New Holdcos will interact, with various individuals, corporations, government entities and foreign parties in the course of their business activities. As such, there can be no assurance that the New Holdcos and the Banks will not be subject to unexpected lawsuits instituted by any of such parties or burdensome regulatory measures or penalties in the future, including in connection with the Spin-off or their respective business activities following the Spin-off. If material lawsuits or regulatory measures or penalties are instituted against a New Holdco or a Bank, they could result in substantial costs as well as have a material adverse effect on the business and reputation of such New Holdco or Bank.

Future changes to the directors or executive officers of any of the New Holdcos or the Banks, including in connection with the Spin-off, could have a material adverse effect on the business of such New Holdco or Bank.

On January 10, 2014, the chief executive officer of Kyongnam Bank, Mr. Young Been Park, announced his intent to resign from Kyongnam Bank. As of the same date, the board of directors of Kyongnam Bank accepted Mr. Park’s resignation and appointed Mr. Hwa Yung Jung, an executive vice president of Woori Finance Holdings, as the acting chief executive officer of Kyongnam Bank. While Kyongnam Bank is currently considering forming a chief executive officer recommendation committee in order to identify potential candidates for a new chief executive officer, no decision regarding such a committee has been made to date. In addition, while no changes to the list of proposed initial directors of either New Holdco set forth elsewhere in this Information Statement have yet been made, such list remains subject to future changes, if any, through an amendment to the Spin-off Plan approved at the extraordinary general shareholders’ meeting to be held on the Approval Date.

Furthermore, following the Approval Date, the Spin-off Plan may be revised or amended to reflect changes to the directors or audit committee members of either New Holdco from such date to the date of registration of the Spin-off, by resolution of the board of directors of Woori Finance Holdings, without any further approval of its shareholders, to the extent that (i) such revision or amendment is reasonably necessary and the interests of the shareholders of Woori Finance Holdings or the New Holdcos are not adversely affected thereby or (ii) the substance of the relevant provision being amended or revised is not thereby altered. Any such revision or amendment will take effect upon public announcement or public disclosure thereof pursuant to applicable law.

While no decision has been made regarding any changes to the directors or executive officers of the New Holdcos or the Banks, a future change in such directors or executive officers could lead to a disruption or interruption of business activities, changes in major business plans and policies, labor unrest, further changes to the management, and a decline in employee morale, in each case with respect to the affected New Holdco or Bank and its subsidiaries.

b.	The following risk factor is added to the section entitled “Risk Factors — Risks relating to the Spin-off — Risks relating to Woori Finance Holdings”:

Woori Finance Holdings may be subject to unexpected future lawsuits or regulatory measures, including in connection with the Spin-off.

As a financial institution, Woori Finance Holdings regularly interacts with various individuals, corporations, government entities and foreign parties in the course of its business activities. As such, there can be no assurance that Woori Finance Holdings will not be subject to unexpected lawsuits instituted by any of such parties or burdensome regulatory measures or penalties in the future, including in connection with the Spin-off or its business activities following the Spin-off. If material lawsuits or regulatory measures or penalties are instituted against Woori Finance Holdings, they could result in substantial costs as well as have a material adverse effect on the business and reputation of Woori Finance Holdings.

Future changes to the directors or executive officers of Woori Finance Holdings, including in connection with the Spin-off, could have a material adverse effect on its business.

While no decision has been made regarding any changes to the directors or executive officers of Woori Finance Holdings, a future change in such directors or executive officers (whether in connection with the Spin-off, upon the expiration of their respective terms or due to unforeseen events) could lead to a disruption or interruption of business activities, changes in major business plans and policies, labor unrest, further changes to the management, and a decline in employee morale with respect to Woori Finance Holdings and its subsidiaries.

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